EXHIBIT 12.1

Tarragon Corporation
Ratio of Earnings to Fixed Charges

	Pro forma
	Nine Months Ended		Nine Months Ended	For the Years Ended December 31,
	September 30,		September 30,
	2004	2003	2004	2003	2002	2001	2000	1999
FIXED CHARGES
Interest-
Expensed	22,528	26,651	19,296	21,783	22,942	28,247	30,146	21,458
Expensed for Unconsolidated Joint Ventures Whose Debt Tarragon has Guaranteed	70	3,465	70	3,465	1,480	451	257	82
Capitalized	9,828	1,799	9,828	1,799	867	2,833	3,932	425
Capitalized for Unconsolidated Joint Ventures Whose Debt Tarragon has Guaranteed	880	1,863	880	1,863	1,786	697	—	—
Preference Security Dividend Requirement of Consolidated Subsidiaries	686	1,578	686	1,578	931	305	180	—

Fixed Charges	33,992	35,356	30,759	30,488	28,006	32,533	34,515	21,965

EARNINGS
Pre-Tax Income (Loss) From Continuing Operations	14,728	3,037	17,961	7,905	(649)	903	9,655	5,701
Less-
Minority Interests in Consolidated Subsidiaries	(3,886)	(2,590)	(3,886)	(2,590)	(1,285)	(520)	(356)	—
Income (Loss) From Equity Investees	5,713	22,476	5,713	22,476	16,642	7,719	16,081	(716)

	12,902	(16,849)	16,134	(11,981)	(16,006)	(6,296)	(6,070)	6,417
Plus-
Fixed Charges	33,992	35,356	30,759	30,488	28,006	32,533	34,515	21,965
Amortization of Capitalized Interest	376	322	376	322	243	166	72	18
Distributed Income of Equity Investees	5,427	9,223	5,427	9,223	18,730	7,956	16,758	607
Share of Pre-Tax Losses of Equity Investees Arising from Guarantees Included in Fixed Charges	—	(1,574)	—	(1,574)	(978)	(40)	—	—

Subtotal	52,696	26,478	52,696	26,478	29,995	34,319	45,276	29,007

Deduct-
Interest Capitalized	10,708	3,662	10,708	3,662	2,653	3,530	3,932	425
Preference Security Dividend Requirement of Consolidated Subsidiaries	686	1,578	686	1,578	931	305	180	—

Subtotal	11,393	5,240	11,393	5,240	3,584	3,835	4,112	425

Net Earnings	41,303	21,238	41,303	21,238	26,411	30,484	41,163	28,582

Ratio of Earnings to Fixed Charges	1.22	0.60	1.34	0.70	0.94	0.94	1.19	1.30

Deficiency of Earnings to Fixed Charges	—	14,118	—	9,250	1,595	2,049	—	—